SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PT Indosat Tbk

(Name of Issuer)

Series B Common Shares, par value Rp. 100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 715680 10 4	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Qatar Telecom (Qtel) Q.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,217,590,000
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,217,590,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,217,590,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.81%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 715680 10 4	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Qatar South East Asia Holding S.P.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahrain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,217,590,000
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,217,590,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,217,590,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.81%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 715680 10 4	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Indonesia Communications Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,171,250,000
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,171,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.96%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 715680 10 4	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Indonesia Communications Pte. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 46,340,000
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 46,340,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,340,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. (“Qtel”) with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 (the “Original Statement”) as amended by Amendment No. 1 to the Original Statement filed by Qtel with the Commission on June 13, 2008 (“Amendment No. 1”) (the Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, this “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of PT Indosat Tbk (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is filed by Qtel, a corporation organized under the laws of Qatar, Qatar South East Asia Holding S.P.C. (“Qatar SEA Holding”), a company organized under the laws of Bahrain, Indonesia Communications Limited, a company incorporated under the laws of Mauritius (“ICL”), and Indonesia Communications Pte. Ltd., a company incorporated under the laws of Singapore (“ICP”) (collectively, the “Reporting Persons”). Qtel is Qatar’s largest telecommunications provider and one of the largest public companies in that country. Qtel provides a range of telecommunications products including national, international, mobile GSM, Internet and cable television services. The principal office of Qtel is located at Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar.

Qatar SEA Holding, whose principal business is that of an investment holding company, has the following mailing address: Flat: 51; Building: 122; Road: 1605; City: Manama Down Town; Complex: 316.

ICL, whose principal business is that of an investment holding company, has the following mailing address: Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424.

ICP, whose principal business is that of an investment holding company, has the following mailing address: Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424.

See Annex 2 to Amendment No. 2 for a list of Qtel’s, Qatar SEA Holding’s, ICL’s and ICP’s current directors and executive officers, and each of their business address, present principal occupation or employment and citizenship.

During the past five (5) years, none of the Reporting Persons, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to replace the last sentence of the paragraph with the following:

Qtel financed the transactions contemplated by the Share Purchase Agreement with funds sourced by proceeds from Qtel’s recent rights issue and internal resources.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to include the following:

On June 22, 2008, Qtel, through its wholly-owned subsidiary Qatar SEA Holding, completed the purchase of ICL and ICP pursuant to the Share Purchase Agreement. To the extent required by Indonesian law, Qtel will make a tender offer for all of the remaining public Series B Shares and American Depositary Shares (“ADSs”) of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

Qtel may be deemed for purposes of Rule 13d-3 under the Act, to be the beneficial owners of 2,217,590,000 Series B Shares of the Issuer, or 40.81% of the outstanding Series B Shares (based upon 5,433,933,500 Series B Shares outstanding as of March 31, 2008, as reported in the Issuer’s Form 6-K report, dated May 28, 2008), which consist of 2,171,250,000 Series B Shares of the Issuer which are owned beneficially and of record by ICL and 46,340,000 Series B Shares of the Issuer which are owned beneficially and of record by ICP. In addition, Qtel and Qatar SEA Holding have the shared power to vote or direct the vote and to dispose or direct the disposition of 2,217,590,000 Series B Shares of the Issuer. ICL has the shared power to vote or direct the vote and to dispose or direct the disposition of 2,171,250,000 Series B Shares and ICP has the shared power to vote or direct the vote and to dispose or direct the disposition of 46,340,000 Series B Shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated to read in its entirety as follows:

On June 22, 2008, Qtel, through its wholly-owned subsidiary Qatar SEA Holding, completed its purchase of the Sale Shares pursuant to the Share Purchase Agreement and acquired 100% legal ownership of ICL and ICP. ICL and ICP collectively own 40.81% of the Series B Shares.

The descriptions of the Share Purchase Agreement contained herein are qualified in their entirety by reference to such document, a copy of which appears as Exhibit 2 to Amendment No. 1.

Other than as set forth in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Shareholders Agreement previously filed with the Original Statement, which was filed with the Commission on March 9, 2007 and incorporated herein by reference.

Exhibit 2 – Share Purchase Agreement previously filed as Exhibit 2 to Amendment No.1, which was filed with the Commission on June 6, 2008 and incorporated herein by reference.*

*	Certain portions of the Share Purchase Agreement were omitted pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Act. A complete copy of the Share Purchase Agreement was submitted to the Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

Qatar Telecom (Qtel) Q.S.C. (2)

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Authorized Signatory

Dated: June 25, 2008

Qatar South East Asia Holding S.P.C. (2)

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Authorized Signatory

Dated: June 25, 2008

Indonesia Communications Limited (2)

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Director

Dated: June 25, 2008

Indonesia Communications Pte. Limited (2)

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Director

(2)	This Amendment No. 2 is being filed jointly pursuant to the Joint Filing Agreement annexed hereto as Annex 1.

Annex 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Series B Common Shares, par value Rp. 100 per share, of PT Indosat Tbk, dated June 25, 2008, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: June 25, 2008	Qatar Telecom (Qtel) Q.S.C.

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Authorized Signatory

Dated: June 25, 2008	Qatar South East Asia Holding S.P.C.

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Authorized Signatory

Dated: June 25, 2008	Indonesia Communications Limited

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Director

Dated: June 25, 2008	Indonesia Communications Pte. Limited

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Director

Annex 2

The current executive officers and directors of Qtel are listed below. The address of Qtel is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within Qtel.

Name	Citizenship	Present Principal Occupation or Employment
H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	Qatar	Chairman of the Board

H.E Sheikh Mohammed Bin Suhaim Al Thani	Qatar	Deputy Chairman of the Board

H.E Mohammed Bin Eisa Al Muhannadi	Qatar	Member of the Board

H.E Saad Mohammed Al Rumaihi	Qatar	Member of the Board

H.E Dr. Abdulla Hussein Al Kubaissi	Qatar	Member of the Board

Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board

Mr. Hamad Abdullah Al Shamsi	Qatar	Member of the Board

Mr. Ali Sharif Al Imadi	Qatar	Member of the Board

Mr. Hareb Masoud Al Darmaki	Qatar	Member of the Board

Mr. Hamad Saeid Mohammad Al Badi	Qatar	Member of the Board

Dr. Nasser Marafih	Qatar	Executive Director, Chief Executive Officer

Mr. Adel Al Mutawa	Qatar	Executive Director, Group Communications (acting)

Mr. Ajay Bahri	Qatar	Executive Director, Group Finance (Chief Financial Officer)

Mr. Waleed Al-Sayed	Qatar	Executive Director, Customer Services

Mr. Nick Dent	United Kingdom	Executive Director, Group Strategy

SH. Fahad Bin Jassim Al-Thani	Qatar	Executive Director, Wireless (Chief Operating Officer)

Mr. Khalid Abdulla AL-Mansouri	Qatar	Executive Director, Business Solutions

Mr. Ahmed Yousef Al-Derbasti	Qatar	Executive Director, International Services

Mr. Ian Charles Dench	United Kingdom	Executive Director, Consumer Services

SH. Saud Bin Nasser Al Thani	Qatar	Executive Director, General Services

Mr. Khalil Ibrahim Al-Emadi	Qatar	Executive Director, Networks

Mr. Mohanna Al-Nuaimi	Qatar	Executive Director (A), Group HR

The current director of Qatar SEA Holding is listed below. The address of Qatar SEA Holding is Flat: 51; Building: 122; Road: 1605; City: Manama Down Town; Complex: 316. All positions set forth below opposite an individual’s name refer to positions within Qatar SEA Holding, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Dr. Nasser Marafih	Qatar	Director and Authorized Signatory

The current directors of ICL are listed below. The address of ICL is Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424. All positions set forth below opposite an individual’s name refer to positions within ICL, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Michael Hancock	France	Director

Gyanpsing Prayagsing	Mauritius	Director

The current directors of ICP are listed below. The address of ICP is Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424. All positions set forth below opposite an individual’s name refer to positions within ICP, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Michael Hancock	France	Director

Guy Norman	Australia	Director

Woo May Poh	Singapore	Director